PART I.  FINANCIAL INFORMATION

                      Item 1.  Financial Statements


CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                       June 30,     December 31,
                                                         1997           1996
                                                    --------------------------
ASSETS                                                    (In Thousands)

Cash and Cash Equivalents                            $  166,316     $  214,459
Securities Available For Sale                           329,708        329,213
Securities Held for Investment (Market Value
     $24,201,000 in 1997;  and $35,405,000 in 1996)      24,609         35,580
Federal Home Loan Bank Stock                              5,591          5,591
Mortgage Loans Held for Sale                              9,331          9,870

Loans:
  Commercial                                            327,702        321,068
  Real Estate:
    Residential                                         481,321        491,169
    Commercial                                          307,162        304,530
    Construction                                         23,787         25,084
                                                     --------------------------
    Total Real Estate                                   812,270        820,783
  Consumer                                              224,152        202,816

Total Loans                                           1,364,124      1,344,667
  Less:  Allowance for Possible Loan Losses             (28,167)       (28,096)
                                                     --------------------------
Net Loans                                             1,335,957      1,316,571

Accrued Interest Receivable                              13,943         14,179
Other Real Estate Owned                                   1,141          2,251
Net Deferred Tax Asset                                   10,795         10,647
Other Assets                                             18,496         15,797
Premises and Equipment, Net                              25,125         24,297
Intangible Assets                                        14,564         10,291
                                                     --------------------------
Total Assets                                         $1,955,576     $1,988,746
                                                     ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                             $  290,260     $  286,932
  Certificates of Deposit $100,000 and Over              96,729        104,295
  Savings and Other Time                              1,287,830      1,370,352
                                                     --------------------------
Total Deposits                                        1,674,819      1,761,579

Short-Term Borrowings                                    71,942         23,992
Accrued Expenses and Other Liabilities                   34,209         26,234
Long-Term Debt                                            6,268          2,540
                                                      -------------------------
Total Liabilities                                     1,787,238      1,814,345
                                                      -------------------------
Stockholders' Equity:
  Common Stock - $1 Par Value
    Authorized - 30,000,000 Shares
     Issued - 12,703,975 Shares in 1997; and
     12,678,625 in 1996                                  12,704         12,679
  Surplus                                                74,964         74,706
  Retained Earnings                                     101,346         92,040
  Treasury Stock - At Cost, 938,574 Shares in 1997;
     402,413 in 1996                                    (20,013)        (4,770)
  Net Unrealized Loss on Securities Available for Sale,
         Net of Benefit of $224,000 in 1997;
         and $102,000 in 1996                              (433)          (208)
  Unearned Portion of Employee Restricted Stock            (230)           (46)
                                                      -------------------------
Total Stockholders' Equity                              168,338        174,401
                                                      -------------------------
Total Liabilities and Stockholders' Equity           $1,955,576     $1,988,746
                                                      =========================

The accompanying notes are an integral part of these financial statements.

Certain amounts for 1996 have been reclassified to conform with 1997 classifications.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)


                               For the Three Months     For the Six Months
                               Ended June 30,           Ended June 30,
                              ----------------------    --------------------
                                 1997        1996         1997       1996
                                    (In Thousands, Except Share Data)

Interest Income:
  Interest on Loans            $ 31,013    $ 29,568     $ 60,740   $ 58,655
  Investment Securities:
    Mortgage-Backed Securities    2,146       1,416        3,924      2,886
    Taxable                       3,811       3,505        7,816      6,693
    Tax-Favored Debt                  5          27           14         55
    Tax-Favored Equity               95         233          300        670
    Short-Term Investments          437         293          891        739
                               ---------------------    --------------------
Total Interest Income            37,507      35,042       73,685     69,698
                               ---------------------    --------------------
Interest Expense:
  Deposits:
    Savings                       7,189       6,484       14,241     13,072
    Time                          6,703       7,332       13,320     14,813
                               ---------------------    --------------------
  Total Interest on Deposits     13,892      13,816       27,561     27,885

  Short-Term Borrowings             748         530        1,265      1,005
  Long-Term Debt                     50          52          100        100
                               ---------------------    --------------------
Total Interest Expense           14,690      14,398       28,926     28,990
                               ---------------------    --------------------

Net Interest Income              22,817      20,644       44,759     40,708
Provision for Possible Loan
 Losses                           1,012       1,025        2,025      2,008
                               ----------------------   --------------------
Net Interest Income after
 Provision for Possible
 Loan Losses                     21,805      19,619       42,734     38,700
                               ----------------------   --------------------
Noninterest Income:
  Trust Income                    1,381       1,271        2,637      2,450
  Service Charges on Deposit
      Accounts                    1,793       1,638        3,389      3,123
  Mortgage Servicing Income         578         612        1,142      1,238
  Gains on Sales of Mortgage
      Loans, Net                    646         659        1,051      1,438
  Credit Card Income, Net         1,410         857        2,754      1,793
  Other                           1,401       1,300        2,647      2,427
                                --------------------     -------------------
Total Noninterest Income          7,209       6,337       13,620     12,469

Noninterest Expense:
  Salaries                        7,146       6,258       13,681     12,438
  Employee Benefits               2,312       1,897        4,794      3,936
  Net Occupancy Expense           2,308       2,346        4,722      4,705
  FDIC Deposit Insurance             64           6          117         15
  Other Real Estate Owned,
      Income and Expense, Net        16         106           72        174
  Other                           5,784       5,322       11,186     10,759
                                --------------------     -------------------
Total Noninterest Expense        17,630      15,935       34,572     32,027
                                --------------------     -------------------

Income Before Income Taxes       11,384      10,021       21,782     19,142
Provision for Income Taxes        3,867       3,324        7,381      6,432
                                --------------------     -------------------
Net Income                     $  7,517    $  6,697     $ 14,401   $ 12,710
                                ====================     ===================

Earnings Per Share                $0.61       $0.54        $1.16      $1.02

Dividends Per Share               $0.22       $0.20        $0.42      $0.31
Book Value                       $14.31      $13.26       $14.31     $13.26

Weighted Average Common and
   Common Equivalent Shares
   Oustanding                12,221,893  12,470,416   12,374,281 12,433,649


The accompanying notes are an integral part of these financial statements.

Certain amounts for 1996 have been reclassified to conform with 1997 classifications.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                               For the Six Months Ended June 30,
                                               ---------------------------------
                                                         1997           1996
                                               ---------------------------------
                                                            (In Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $14,401        $12,710
  Adjustments to reconcile net income to net
      cash provided by operating activities:
    Provision for possible loan losses                  2,025          2,008
    Depreciation                                        1,706          1,781
    Amortization of intangible assets                     602            626
    Amortization of premiums, fees, and discounts,        276           (606)
    Deferred income taxes                                 (25)          (244)
    Loans originated and purchased for sale           (66,703)      (103,614)
    Proceeds from sales of loans                       68,042        110,362
    Gain on sales of loans                             (1,051)        (1,438)
Changes in assets and liabilities, net of effect from
   purchase of The Pomerleau Agency, Inc.:
     Accrued interest receivable                          236           (730)
     Other assets                                        (996)        (1,056)
     Accrued expenses and other liabilities             4,790          2,244
                                                      ---------     ----------
      Net cash provided by operating activities        23,303         22,043
                                                      ---------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received from the acquisition
    of The Pomerleau Agency, Inc., net
    of cash paid                                          721              -
  Proceeds from sales of securities available
    for sale                                           64,064              -
  Proceeds from maturing securities and principal
    payments on securities available for sale          83,803        173,728
  Purchase of securities available for sale          (148,199)      (186,902)
  Proceeds from principal payments on securities
    held for investment                                10,871            546
  Purchases of securities held for investment            (199)             -
  Loans originated, net of principal repayments       (20,889)       (68,778)
  Purchases of premises and equipment                  (2,498)        (1,537)
                                                     ----------     ----------
      Net cash used in investing activities           (12,326)       (82,943)
                                                     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                 (86,775)        58,344
  Net increase in short-term borrowings                47,950          7,284
  Net increase in long-term debt                           28             28
  Proceeds from issuance of treasury and common stock     115          1,704
  Dividends on common stock                            (5,095)        (3,849)
  Repurchase of common stock                          (15,343)             -
                                                     ----------     ----------
      Net cash provided by (used in) financing
        activities                                    (59,120)        63,511
                                                     ----------     ----------

Net decrease (increase) in cash and cash equivalents  (48,143)         2,611
Cash and cash equivalents at beginning of period      214,459        165,441
                                                     ----------     ----------
Cash and cash equivalents at end of period           $166,316       $168,052
                                                     ==========     ==========
Supplemental disclosure of cash flow information:
    Cash paid during the period for:
      Interest                                        $28,851        $28,635
      Income taxes                                      6,866          4,620
    Noncash investing and financing activities:
      Loans transferred to other real estate owned      1,297          1,408
      Issuance of treasury and restricted stock           268             33

    Acquisition of The Pomerleau Agency, Inc.:
       Fair value of assets acquired                    7,937              -
       Liabilities assumed                              3,182              -
       Debt issued                                      3,700              -
       Cash paid                                        1,055              -

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1997

NOTE 1 - ACCOUNTING POLICIES

     The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period. Certain amounts for 1996 have been reclassified to conform with 1997 classifications.

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods. Results for interim periods are not necessarily indicative of the results of operations for the full year or any other interim period.

NOTE 2 - ACCOUNTING POLICY CHANGES - ADOPTION OF SFAS 125

     As of January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES ("SFAS 125"), which superseded SFAS 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. Under the financial-components approach set forth in SFAS 125, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.
SFAS 125 did not have a significant impact on the Company's financial position or results of operations.

NOTE 3   NEW ACCOUNTING PRONOUNCEMENT

     In March 1997, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ( SFAS 128 ), which established new standards for calculating and presenting earnings per share. The Company will adopt this new standard in its financial statements for the period ended December 31, 1997. The standard will require the reporting of diluted earnings per share and basic earnings per share. For the three-month and six-month periods ended June 30, 1997 and 1996, pro forma basic earnings per share and diluted earnings per share would have been as follows:

                                  Three Months Ended        Six Months Ended
                                      June 30,                 June 30,
                                    1997         1996        1997         1996
                                  --------------------      -------------------
Fully Diluted  EPS,
 as reported                        $0.61        $0.54       $1.16        $1.02
Pro Forma:
 Basic EPS per SFAS 128              0.63         0.55        1.19         1.05
 Diluted EPS per SFAS 128            0.62         0.54        1.17         1.02

NOTE 4   ACQUISITIONS

     On May 31, 1997, Chittenden Bank acquired certain assets and assumed certain liabilities of The Pomerleau Agency, Inc. This transaction has been accounted for as a purchase and accordingly, all results of operations subsequent to the transaction have been included in Chittenden's consolidated statement of income. The impact of the acquisition was not material to consolidated operations. Therefore, pro forma disclosures have been omitted.

NOTE 5 - SUBSEQUENT EVENT

    On July 17, 1997, the Company declared dividends of approximately $2.584 million or $0.22 per share. This dividend is to be paid on August 15, 1997 to stockholders of record on August 1, 1997.

                       PART I.  FINANCIAL INFORMATION

     Item 2.  Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

Chittenden Corporation
Average Balances, Interest Income and Expense, and Average Rates (Unaudited) For the Six Months Ended June 30,

                                                              1997
                                              --------------------------------
                                                           Interest  Average
                                               Average       Income/  Yield/
                                               Balance    Expense(1)  Rate(1)
                                              --------------------------------
                                                            (In Thousands)
ASSETS
Interest-Earning Assets:
  Loans                                      $1,366,573     $61,048    9.01%
  Industrial Revenue Bonds (2)                    4,628         265   11.55%
  Investments:
    Taxable                                     370,069      11,740    6.40%
    Tax-Favored Debt Securities                     438          20    9.21%
    Tax-Favored Equity Securities                14,665         414    5.69%
  Interest-Bearing Deposits in Banks                100           2    3.23%
  Federal Funds Sold                             34,148         891    5.26%
                                             ----------      ------
    Total Interest-Earning Assets             1,790,621      74,380    8.38%
                                                             ------
  NonInterest-Earning Assets                    139,160
  Allowance for Possible Loan Losses            (28,194)
                                             -----------
    Total Assets                             $1,901,587
                                             ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities:
  Savings and Interest-Bearing
    Transactional Accounts                      868,771      14,241    3.31%
  Certificates of Deposit $100,000
    and Over                                    108,529       2,854    5.30%
  Other Time Deposits                           414,385      10,466    5.09%
                                               --------     -------
    Total Interest-Bearing Deposits           1,391,685      27,561    3.99%

  Short-Term Borrowings                          42,109       1,265    6.06%
  Long-Term Debt                                  2,573         100    7.84%
                                              ---------     -------
    Total Interest-Bearing Liabilities        1,436,367      28,926    4.06%
                                                            -------
NonInterest-Bearing Liabilities:

  Demand Deposits                               270,025
  Other Liabilities                              23,202
                                               ---------
    Total Liabilities                         1,729,594

  Stockholders' Equity                          171,993
                                              ----------
    Total Liabilities and
      Stockholders' Equity                   $1,901,587
                                             ===========
Net Interest Income                                         $45,454
                                                            =======

Interest Rate Spread (3)                                               4.32%

Net Yield on Earning Assets (4)                                        5.12%

(1) On a fully taxable equivalent basis. Calculated using a Federal Income Tax Rate of 35%. Loan income includes fees.
(2)  Industrial revenue bonds are included in Loans in the Financial
     Statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

Chittenden Corporation
Average Balances, Interest Income and Expense, and Average Rates (Unaudited) For the Six Months Ended June 30,

                                                              1996
                                               ------------------------------
                                                           Interest  Average
                                               Average       Income/  Yield/
                                               Balance    Expense(1)  Rate(1)
                                               ------------------------------
                                                           (In Thousands)
ASSETS
Interest-Earning Assets:
  Loans                                      $1,295,769     $59,103    9.17%
  Industrial Revenue Bonds (2)                    5,110         292   11.49%
  Investments:
    Taxable                                     311,131       9,579    6.19%
    Tax-Favored Debt Securities                   1,489          73    9.86%
    Tax-Favored Equity Securities                31,684         922    5.85%
  Interest-Bearing Deposits in Banks                100           1    3.00%
  Federal Funds Sold                             27,365         739    5.43%
                                             ----------     -------
    Total Interest-Earning Assets             1,672,648      70,709    8.50%
                                                            -------
  NonInterest-Earning Assets                    150,814
  Allowance for Possible Loan Losses            (28,377)
                                              ---------
    Total Assets                             $1,795,085
                                             ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities:
  Savings and Interest-Bearing
    Transactional Accounts                      803,944      13,072    3.27%
  Certificates of Deposit $100,000
    and Over                                    105,874       2,981    5.66%
  Other Time Deposits                           435,432      11,832    5.46%
                                              ---------     -------
    Total Interest-Bearing Deposits           1,345,250      27,885    4.17%

  Short-Term Borrowings                          29,840       1,005    6.77%
  Long-Term Debt                                  2,500         100    8.04%
                                              ---------     -------
    Total Interest-Bearing Liabilities        1,377,590      28,990    4.23%
                                                            -------
NonInterest-Bearing Liabilities:

  Demand Deposits                               237,229
  Other Liabilities                              22,722
                                              ---------
    Total Liabilities                         1,637,541

  Stockholders' Equity                          157,544
                                              ---------
    Total Liabilities and
      Stockholders' Equity                   $1,795,085
                                             ==========
Net Interest Income                                         $41,719
                                                            =======

Interest Rate Spread (3)                                               4.27%

Net Yield on Earning Assets (4)                                        5.02%



(1) On a fully taxable equivalent basis. Calculated using a Federal Income Tax Rate of 35%. Loan income includes fees.
(2)  Industrial revenue bonds are included in Loans in the Financial
     Statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Chittenden Corporation's net income for the second quarter of 1997 was $7.5 million compared with $6.7 million a year ago. Net income per share of common stock was $0.61 for the three months ended June 30, 1997, up from $0.54 reported a year ago. Return on average assets was 1.58% for the second quarter of 1997, up from 1.49% for the same period last year. Return on average equity was 17.88% for the quarter ended June 30, 1997, compared with 16.83% for the same period in 1996.

For the first six months of 1997, net income was $14.4 million, or $1.16 per share, an increase from $12.7 million and $1.02 per share for the same period a year ago. Return on average assets and return on average equity were 1.53% and 16.88%, respectively, compared with 1.42% and 16.22% for the first six months of 1996.

Net interest income on a fully taxable equivalent basis for the three months ended June 30, 1997 was $23.1 million, up $2 million from the amount earned during the same period in 1996. This increase was a result of higher average earning assets, up $112 million from a year ago, and an increase in the net yield on earning assets from 5.03% in 1996 to 5.15% in 1997. The increase in average earning assets was due to growth in loans and investments funded by higher levels of deposits and borrowings.

For the first six months of 1997, net interest income on a fully taxable equivalent basis was $45.5 million, up $3.7 million from a year ago. Net yield on earning assets was 5.12% in 1997, up from 5.02% in 1996. Average earning assets also increased year-to-date, up $118 million from the first six months of 1996.

Provisions for and activity in the allowance for possible loan losses are summarized as follows:

                                               Three Months        Six Months
                                              Ended June 30,     Ended June 30,
                                             ----------------   ---------------
                                              1997       1996     1997    1996
                                                        (In thousands)
Beginning Balance, Allowance for
 Possible Loan Losses                        $28,200  $27,997  $28,096  $27,817
Provision for Possible Loan Losses             1,012    1,025    2,025    2,008
Loans Charged Off                             (1,663)  (1,323)  (3,022)  (2,740)
Loan Recoveries                                  618      408    1,068    1,022
                                             -----------------  ----------------
Ending Balance, Allowance for
 Possible Loan Losses                        $28,167  $28,107  $28,167  $28,107
                                             ================= =================


Noninterest income amounted to $7.2 million for the second quarter of 1997, up $872,000 or 14% from last year. Net credit card income increased by $553,000, or 65%, reflecting growth in merchant services transaction volumes. More modest increases were seen in trust income, service charges on deposit accounts, and other noninterest income. Mortgage servicing income declined slightly from 1996 as a result of increased amortization expense related to originated mortgage servicing rights. Gains on sales of mortgage loans for the second quarter of 1997 included a $251,000 gain recognized upon the sale of mortgage backed securities, which had been deferred when the underlying mortgages were
securitized and held in the investment portfolio.   Chittenden continues to
service the underlying mortgages. Excluding this gain, gains on sale of mortgages were down $264,000, reflecting decreased market activity in 1997.

For the six months ended June 30, 1997, noninterest income was $13.6 million, an increase of $1.1 million or 9% from the same period a year ago. Increased net
credit card income  accounted  for $961,000  of the  increase.   The  remaining
increase primarily resulted from higher service charges on deposit accounts, and stronger trust income. Mortgage servicing income and gains on sales of mortgage loans were down year-to-date due to the same factors that caused them to be down for the second quarter.

For the second quarter of 1997, noninterest expenses were $17.6 million, up $1.7 million or 11% from the comparable 1996 level. For the first six months of 1997, noninterest expenses were $34.6 million, an increase of $2.5 million or 8% from 1996. The majority of these increases was attributable to higher salaries and employee benefits costs, resulting primarily from higher staffing levels and related recruitment expenses, as well as to higher accruals for incentive compensation plans due to stronger profit levels.

On May 31, 1997, Chittenden Bank acquired certain assets and assumed certain liabilities of The Pomerleau Agency. The acquisition has been accounted for as a purchase and accordingly, the consolidated statement of income includes Pomerleau s results of operations from the date of acquisition. The impact of the acquisition was not material to consolidated operations. Therefore, pro forma disclosures have been omitted.

INCOME TAXES

The Company and its subsidiaries are taxed on income by the IRS at the Federal level and by various states in which they do business. The majority of the Company's income is generated in the State of Vermont, which levies franchise taxes on financial institutions based upon average deposit levels in lieu of
taxing income.   Legislation recently passed by the State of Vermont, increases the franchise tax rate from $.04 per $1,000 of deposits to $.096.  The new
legislation  became effective  on  August 1,  1997.   Total franchise  taxes are
expected to be approximately $330,000 higher in the second half of 1997 than in the first half of the year. Franchise taxes are included in income tax expense in the consolidated statements of income.

For the six months ended  June 30, 1997 and  1996, Federal and state income  tax provisions amounted to $7.4 million and $6.4 million, respectively. The effective tax rates for the respective periods were 33.9% and 33.6%. For the three month periods ended June 30, 1997 and 1996, Federal and state income tax provisions amounted to $3.9 million and $3.3 million, respectively. The effective tax rates for the respective periods were 34.0% and 33.2%. During all periods, the Company s statutory Federal corporate tax rate was 35%. The Company's effective tax rates differed from the statutory rates primarily because of 1) the proportion of interest income from state and municipal securities and corporate dividend income which are partially exempt from Federal taxation and 2) tax credits and depreciation expense on investments in qualified low income housing projects.

FINANCIAL POSITION

Total assets declined slightly from $1.989 billion at December 31, 1996 to $1.956 billion at June 30, 1997. The Company invests the majority of its assets in loans and investments. Total loans increased $19.5 million, or 1.5%, during the period to $1.364 billion at June 30, 1997. This growth was concentrated primarily in the consumer portfolio, particularly in leasing (up $18.8 million) and indirect installment loans (up $7.2 million) made through participating dealers.

Total investments at June 30, 1997 were $360 million, down slightly from $370.4 million at December 31, 1996. This decrease reflects the sale of securities backed by Chittenden serviced mortgages during the second quarter of 1997. The investment portfolio was also restructured during the second quarter of 1997, resulting in an average yield on investments of 6.45% for the second quarter of 1997, compared to 6.21% for the second quarter of 1996 and 6.29% for the first quarter of 1997.

Other assets increased $6.6 million from December 31, 1996 to $84.1 million at June 30, 1997. The majority of this increase was due to customer accounts receivable and intangible assets resulting from the acquisition of The Pomerleau Agency.

Total deposits at June 30, 1997 were $1.675 billion, down $86.8 million from the December 31, 1996 level. However, the June 30, 1997 level was consistent with amounts at March 31, 1997, September 30, 1996, and June 30, 1996. The deposit level at December 31, 1996 was higher than usual due to higher than normal deposits left on hand by governmental depositors.

CREDIT QUALITY

Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of June 30, 1997, nonperforming assets totaled $9.8 million, down from $13.9 million a year ago and $12.3 million at March 31, 1997. The allowance for loan losses was $28.2 million at June 30, 1997, up from $28.1 million at June 30, 1996 and unchanged from the end of the first quarter of 1997. The provision for possible loan losses charged against earnings in the second quarter was $1.0 million, the same level provided during the second quarter of 1996 and the first quarter of 1997.

A summary of credit quality follows:

                                         6/30/97  3/31/97  12/31/96  6/30/96
                                         -----------------------------------
                                                       (In thousands)
Nonaccrual Loans                         $ 7,845  $ 9,172  $10,601   $ 9,112
Restructured Debt                            835      842      638     2,892
Other Real Estate
 Owned (OREO)                              1,141    2,276    2,251     1,875
                                         -----------------------------------
Total Nonperforming
 Assets (NPA)                            $ 9,821  $12,290  $13,490   $13,879
                                         ===================================
Loans Past Due 90 Days or
 More and Still Accruing
 Interest                                $ 1,531  $ 2,326  $   966   $ 2,420
Allowance for Possible
 Loan Losses                              28,167   28,200   28,096    28,107
NPA as % of Loans
 Plus OREO                                  0.72%    0.90%    1.00%     1.05%
Loss Allowance as %
 of Loans                                   2.06     2.08     2.09      2.12
Loss  Allowance as %
 of Nonperforming Loans                   324.50   282.20   249.99    234.15
Loss Allowance as %
 of NPA                                   286.80   229.45   208.27    202.51

CAPITAL

Stockholders' equity totaled $168.3 million at June 30, 1997, down from $174.4 million at year-end 1996. The current level reflects year-to-date net income of $14.4 million, stock repurchases of $15.3 million, and dividends paid to stockholders of $5.1 million.

"Tier One" capital, consisting entirely of common equity, measured 11.07% of risk-weighted assets at June 30, 1997. Total capital, including the "Tier Two" allowance for loan losses, was 12.42% of risk-weighted assets. The leverage capital ratio was 8.11%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit gathering and borrowing functions.

The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At June 30, 1997, the Company maintained cash balances and short-term investments of approximately $166.3 million, compared with $214.5 million at December 31, 1996. Cash on hand at December 31, 1996 was higher than usual due to the higher than usual deposit balances caused by the additional governmental deposits discussed above. During the first six months of 1997, the Company continued to be an average daily net seller of Federal Funds.

YEAR 2000

     The Year 2000 problem, which is common to most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Corporation has commenced an assessment of the majority of its systems and is in the process of developing a specific workplan to address this issue. The Corporation currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effect on operations. While it is not possible, at present, to give an accurate estimate of the cost of this work, these costs may be material to the Corporation s results of operations in one or more fiscal quarters or years, but will not have material adverse impact on the long-term results of operations, liquidity, or consolidated financial position of the Corporation.

     Except for historical information contained herein, the foregoing statements are forward-looking statements, the accuracy of which is subject to a number of risks and assumptions. The Corporation's Form 10-K for the fiscal year ended December 31, 1996 discusses such risks and assumptions and other key factors that could cause actual results to differ materially from those expressed in such forward-looking statements. An additional risk is the Corporation's ability to timely and efficiently address the Year 2000 problem.

                                PART II - OTHER INFORMATION

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    (a)  MEETING DATE

         April 16, 1997

    (b)  ELECTION OF DIRECTORS AND CONTINUING DIRECTORS

         Richard D. Driscoll                        3 Year Term
         Lyn Hutton                                 3 Year Term
         Paul A. Perrault                           3 Year Term

         Frederic H. Bertrand                       Continuing
         David M. Boardman                          Continuing
         Paul J. Carrara                            Continuing
         Philip A. Kolvoord                         Continuing
         James C. Pizzagalli                        Continuing
         Barbara W. Snelling                        Continuing
         Pall D. Spera                              Continuing
         Martel D. Wilson, Jr.                      Continuing

    (c)  VOTING MATTERS

         1. The election of Directors as provided by the By-Laws.

            Director                  Total Vote            Total Vote Withheld
                                      For Each Director     From Each Director
            -------------------------------------------------------------------
            Richard D. Driscoll       10,277,184            126,824
            Lyn Hutton                10,283,734            120,274
            Paul A. Perrault          10,294,572            109,436

         2. Ratification of the Amendment to the 1993 Stock Incentive Plan.

            For                      9,017,500
            Against                  1,157,747
            Abstain                    228,761

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a)    EXHIBITS

            Exhibit 10.10   The Company's Stock Incentive Plan,
                            dated January 1, 1997

            Exhibit 27      Financial Data Schedule

     (b)    REPORTS ON FORM 8-K

            None.

                               CHITTENDEN CORPORATION

                                     SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          CHITTENDEN CORPORATION
                                          Registrant


August 13, 1997                           S/PAUL A. PERRAULT
--------------------                      ------------------------
Date                                      Paul A. Perrault,
                                          President and Chief Executive Officer

August 13, 1997                           S/KIRK W. WALTERS
--------------------                      -------------------------
Date                                      Kirk W. Walters
                                          Executive Vice President,
                                          Treasurer, and Chief Financial Officer